                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                      First Union Real Estate Equity and
                             Mortgage Investments
                               (Name of Issuer)

                          Shares Beneficial Interest
                        -------------------------------
                         (Title of Class of Security)

                                  337 400 105
                                (CUSIP NUMBER)

                               Michael D. Weiner
                     c/o Apollo Real Estate Advisors, L.P.
                           1999 Avenue of the Stars
                                  Suite 1900
                             Los Angeles, CA 90067
                                (310) 201-4122
         ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                          Morgan, Lewis & Bockius LLP
                                101 Park Avenue
                              New York, NY  10178
                          Attention:  Robert Robison

                                April 30, 2001
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [_].

                                 SCHEDULE 13D

  CUSIP NO. 337 400 105
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
  CUSIP NO.  337 400 105
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               APOLLO REAL ESTATE ADVISORS II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC,  OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES       [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

          This Amendment No. 8 amends and supplements the following Items of the
Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. ("AREIF") and Apollo Real Estate Advisors II, L.P. originally filed on January 6, 1997 with the Securities and Exchange Commission with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in Schedule 13D.

          Item 5 is hereby amended by adding the following:

     Item 5  Interest in Securities of the Issuer.

          On April 30, 2001, AREIF entered into a Stock Purchase Agreement pursuant to which AREIF has agreed to sell all Shares owned by it to First Union. Exhibit 1 is hereby incorporated by reference.

          Item 7 is hereby amended by adding the following:

     Item 7  Material to Be Filed as Exhibits.

          Exhibit 1: Stock Purchase Agreement, dated as of April 30, 2001 between Apollo Real Estate Investment Fund II, L.P. and First Union Real Estate Equity and Mortgage Investments

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2001


                             APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                             By:  Apollo Real Estate Advisors II, Inc.
                                  Managing Member

                             By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                                  By:  /s/ Michael D. Weiner
                                       -----------------------------------------
                                  Name:  Michael D. Weiner
                                  Title: Vice President,
                                         Apollo Real Estate Capital Advisors II,
                                         Inc.


                             APOLLO REAL ESTATE ADVISORS II, L.P.

                             By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                                  By:  /s/ Michael D. Weiner
                                       -----------------------------------------
                                  Name:  Michael D. Weiner
                                  Title: Vice President,
                                         Apollo Real Estate Capital Advisors II,
                                         Inc.

                               INDEX TO EXHIBITS
                               -----------------



          Exhibit Number                       Description
          --------------                       -----------

                1 Stock Purchase Agreement, dated as of April 30, 2001, between Apollo Real Estate Investment Fund II, L.P. and First Union Real Estate Equity and Mortgage Investments